UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  #_2_)

     Autonomous  Technologies  Corporation
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

       05329H105
     (CUSIP  Number)

          Dawson-Samberg Capital Management, Inc., 354 Pequot Ave.
           Southport CT 06490 Attn: Amiel M. Peretz 203/254-0091 (Name, Address and Telephone Number of Person
     Authorized  to  Receive  Notices  and  Communications)

     January  1,  1998
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  1,000,000

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  1,000,000

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13     Percent of Class Represented by Amount in Row 11
                                                   9.9%
14          Type  of  Reporting  Person  IA

ITEM  1.    SECURITY  AND  ISSUER

     This Statement relates to the Common Stock, $.01 par value (the "Shares"), of Autonomous Technologies Corporation ( the "Company"), a Florida corporation. The Company's principal executive office is located at 2800 Discovery Drive, Orlando, Florida 32826.

     In reliance of Rule 13d-1(b)(1)(ii)(E), Dawson-Samberg Capital Management, Inc. will hereafter be filing a short form statement on Schedule 13G annually in lieu of Schedule 13D or any amendments thereto covering the securities that are the subject of this report.


ITEM  2.    IDENTITY  AND  BACKGROUND

          No  Change.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     No  Change.

ITEM  4.    PURPOSE  OF  TRANSACTION

     No  Change.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     No  Change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          No  Change.

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     No  Change.

          After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January  23,  1998

Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Amiel  M.  Peretz
   Amiel  M.  Peretz,  Chief  Financial  Officer